Exhibit 99.1

Siyata Mobile and Esper Announce Strategic Partnership to Scale Deployment of Mission Critical Push-to-Talk Communication Devices

New mobile partnership to streamline deployment, management, and security of large fleets of SD7 handsets through Android-based software

Vancouver, BC – September 22, 2021 – Siyata Mobile Inc. (NASDAQ: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, announces a new partnership with Esper, the leader in DevOps (“Development Operations”) for devices, that combines Siyata’s rugged Mission Critical Push-to-Talk (MCPTT) SD7 handsets with Esper’s full-stack solution of Android Enterprise Mobility Management (EMM) software.

Under the terms of the partnership, Siyata Mobile will embed Esper’s software into SD7 handsets running a custom version of the Android operating system. The combined offering unlocks new functionality that was not previously possible, including streamlined device onboarding and provisioning, as well as device customization while in the field.

Marc Seelenfreund, CEO of Siyata Mobile, stated, "We believe Esper’s EMM offering will be integral to our ability to roll out the rugged SD7 in large scale deployments with enterprise and public safety customers and remotely update the devices. In today’s environment, a full Mobile Device Management solution is critical to managing mobile devices out in the field. Siyata will offer various versions of Esper’s EMM software with the SD7 and providing routine maintenance and upgrades with the devices as part of its service plans. Siyata will be demonstrating the unique capabilities of the SD7 integrated with Esper’s software at our booth at the IWCE conference next week in Las Vegas.”

The SD7 is a unique Android-based device designed specifically for the MCPTT use case and does not include a standard touch-screen display. The partnership enables the installation of custom apps and software on SD7 handsets, saving end-users massive amounts of time and energy, as there are no special installation or setup steps during device onboarding and ongoing use.

Siyata believes that this partnership holds tremendous commercial potential, given the significant opportunities for communication devices used by enterprise customers and public safety organizations like police and fire departments. The nature of this challenging work means that communication is best handled by rugged devices that, by design, lack touch screens, which are cumbersome and unreliable in many situations. Many public safety agencies were forced into a trade-off between handset ease-of-use and the easiest devices to operate and maintain at the fleet level.

Esper’s DevOps platform for Android devices helps organizations remotely scale and manage their mission-critical edge devices via a convenient Software as a Service (SaaS) offering. Esper provides mature cloud infrastructure for customers in any industry that are building app solutions for mission-critical devices. Esper lets users of any Android device form factor streamline deployment, security, and management of distributed fleets of mission-critical Android edge devices.

“Esper is proud to help make it easier for Siyata Mobile customers to conduct their very important business or public safety work. With this new partnership, these workers can now use their preferred communication devices, like the SD7, while Esper does the heavy lifting of device security, fleet management, and software updates behind the scenes,” said Shiv Sundar, COO and co-founder at Esper. “It’s a best-of-both-worlds partnership where end users get more value and 24/7 reliability from their communication devices without any added complexity in managing them.”

Android is the operating system of choice for smartphones and the far larger number of non-smartphone communication, computing, and IOT devices, including everything from in-store kiosks and point-of-sale terminals to medical and communication devices. With Esper, Siyata Mobile has access to the best-in-breed Android device management platform and the only platform designed to bring the world of DevOps to handset devices.

The first SD7 devices with Esper preloaded are expected to be available in North America in the fall of 2021 and subsequently in Europe in 2022.

About the SD7

The SD7 is a ruggedized handset that is designed specifically to support 3GPP-standard mission-critical-push-to-talk (MCPTT) and other PTT-over-cellular (PoC) offerings in a small, affordable form factor that emphasizes simplicity of use. The SD7, which does not have a touchscreen, does feature a dedicated push-to-talk button and the ability to support all forms of PoC—MCPTT, carrier-integrated PoC and over-the-top PoC applications.

About Esper®

Esper offers a DevOps SaaS platform for intelligent edge devices. As the industry’s leading solution for Android DevOps, Esper is on a mission to let software teams ship without worrying about the hardware. Esper’s device infrastructure enables developers, mid-market organizations, and enterprise fleets of 100,000+ devices to deliver their software as a service. Esper has rapidly-growing global customer adoption among some of the world’s most innovative major brands in retail, hospitality, logistics, healthcare, education and more. For more information, visit https://esper.io.

About Siyata

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PTT) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to improve communication, increase situational awareness and save lives.

Its portfolio of enterprise cellular booster systems enables first responders and enterprise workers to amplify its cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants under “SYTAW”.

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States)

CORE IR

516-222-2560

SYTA@coreir.com

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development

Siyata Mobile Inc.

daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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